Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Wolverine World Wide, Inc. (“Wolverine,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $1 per share (the “common stock”).

DESCRIPTION OF COMMON STOCK
The following summary description sets forth some of the general terms and provisions of our common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our common stock, you should refer to the provisions of our Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”) and our Amended and Restated By-Laws (our “Bylaws”), each of which is filed as an exhibit to the Annual Report on Form 10-K to which this description is an exhibit.
General
We are authorized to issue 320,000,000 shares of common stock, par value $1 per share, and 2,000,000 shares of preferred stock, par value $1 per share. The shares of our common stock currently outstanding are fully paid and non-assessable. No shares of preferred stock are currently outstanding. We have designated 150,000 shares of preferred stock as Series A junior participating preferred stock and 500,000 shares of preferred stock as Series B junior participating preferred stock for possible future issuance.
Voting Rights
The holders of our common stock are entitled to one vote per share on all matters submitted for action by our shareholders. Except as otherwise required by law, our Certificate of Incorporation or our Bylaws, matters submitted to a vote of shareholders (other than director elections) will be decided by a majority of the votes cast on the matter affirmatively or negatively.
Directors will be elected if the number of votes properly cast “for” a nominee’s election exceeds the number of votes properly cast “against” such nominee’s election, unless the number of nominees exceeds the number of directors to be elected, in which case the directors shall be elected by the vote of a plurality of the votes cast. There is no provision for cumulative voting with regard to the election of directors.
Dividend Rights
Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors from time to time may determine.
Liquidation Rights
Upon liquidation, dissolution or winding-up of our affairs, holders of our common stock are entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of liabilities, subject to the rights of the holders of any outstanding series of our preferred stock.
Other Rights
The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.
Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law
Various provisions contained in our Certificate of Incorporation, our Bylaws and Delaware law could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of our shareholders to remove current management or approve transactions that our shareholders may deem to be in their best interests. Provisions in our Certificate of Incorporation and our Bylaws:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•
provide for a classified board of directors consisting of three classes of directors, with directors of each class chosen for three-year terms upon the expiration of their current terms, and each year our shareholders elect one class of our directors;

•	do not authorize cumulative voting;

•	authorize the board of directors to alter, amend or repeal any bylaw;

•
provide that only the board of directors or the chief executive officer may call a special meeting of the shareholders, except that the secretary must call a special meeting upon the written request from at least 40 percent of the issued and outstanding capital stock entitled to vote on the business to be transacted at such meeting;

•	permit shareholders to take action without a meeting by written consent, subject to certain specified procedures;

•	in connection with shareholder meetings, provide an advanced written notice procedure with respect to shareholder nominations for directors and bringing other business;

•	provide that directors may be removed from office only for cause; and

•
provide that our directors may fill any vacancies on our board of directors, including newly created directorships resulting from an increase in the number of directors and vacancies resulting from death, resignation, removal or other cause.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly held Delaware corporations. In general, Section 203 prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:

•	our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•
upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85 percent of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the shareholders other than the interested stockholder authorized the transaction at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3 percent of the outstanding stock not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving us and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10 percent or more of our assets;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.
In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15 percent or more of a corporation’s voting stock.

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